MAIL STOP 3561


May 19, 2005

Ms. Angeliki Frangou
Chief Executive Officer
International Shipping Enterprises, Inc.
1225 Franklin Avenue
Suite 325
Garden City, New York 11530

Dear Ms. Frangou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Pursuant to Item 301 of Regulation S-K, in a table designed to facilitate comparison, please present historical and pro forma per share data of ISE and historical and equivalent pro forma per share date of Navios for the following Items:
(i) book value per share as of the date for which financial data is presented;
(ii) cash dividends declared per share for the periods for which financial data is presented; and

(iii) income (loss) per share from continuing operations for the periods for which financial data is presented.
2. Please provide the disclosure required by Rule 14a-5(e) as required by Item 1(c) of Schedule 14A. See Item 18(a)(1) of Form
S-
4.

Cover Page
3. Please include a prospectus cover page in accordance with Item
501
of Regulation S-K.  See also Items 1 and 2 of Form S-4.

Summary, page 1
4. Please provide the name, complete mailing address and phone number
of the principal executive offices of the company being acquired, in
addition to the registrant.  See Item 3(a) of Form S-4.
5. Please elaborate on and/or define the following: core fleet;
long
term charters; in the money; and time chartered vessels.
6. Clarify under "The Acquisition" that ISE plans to finance the
$607
million acquisition through funds raised in its IPO of $180 million plus a credit facility of $520 million.
7. Under "Stock Ownership," please provide a brief statement comparing percentage of outstanding shares entitled to vote that the officers, directors, and affiliates of Navios hold. Please see Item
3(h) of Form S-4.
8. Please include a brief statement about the tax consequences of the transaction, or if appropriate, a cross-reference to the information provided pursuant to Item 4 of Form S-4. See Item 3(k) of Form S-4.

Selected Historical Financial Information

      General
9. Considering the significance of the merger transaction, please present selected unaudited pro forma condensed combined financial information showing the pro forma effect of the merger transaction.

    Navios Historical Financial Information, Page 7
10. Pursuant to Item 301 of Regulation S-K, please revise your table to present data for each of the last five fiscal years (or for the life of the registrant and its predecessors, if less).
11. Pursuant to Item 301 of Regulation S-K, please revise to include separate line items for cash paid for dividends declared and mandatorily redeemable preferred stock.

Risk Factors, page 9
12. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could have a "material adverse effect," "material adverse impact," or "adversely affect" your financial condition, results of operations or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear. For instance, in risk factors 1-5, 8, 10, 15, 17, 18, 22, 26-
28, 35 and 36 please describe specifically the impact that the risks mentioned might have on your business.
13. We note the disclosure in risk factor 6 that maritime claimants could arrest your vessels if they have a lien against your vessel for unsatisfied debts, claims or damages against the vessel. Please disclose whether there are any current liens against any vessels.
14. The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors
7, 10, 12, 19, 20, 21, 22, 24 and 25.
15. Risk factors 9, 12 and 27 are generic risk factors that apply to all businesses and should be removed.
16. Risk factors 14-16 are generic, vague and merely repeat the accompanying subheading. Please revise to more adequately address the specific risks imposed on the company, Navios, and investors in this offering.
17. Risk factor 17 presents several risks associated with your business. Each risk factor should discuss only one risk. Please revise.
18. Risk factor 18 appears to repeat much of the disclosure set forth in risk factor 8. Please consider consolidating these risk factors or advise. In addition, we note in risk factor 18 disclosure that Navios could be liable for environmental damage caused by previous property owners. Please elaborate on this liability and identify the previous property owners to which you refer.
19. In risk factor 19 and in the description of business experience on page 108, please disclose the percentage of time and number of hours per week that your officers and directors will contribute to company business after the acquisition.
20. Consider combining risk factors 30 and 31, as both relate to insurance.
21. Please include an additional risk factor discussing enforceability of civil liabilities against foreign persons as set forth in Item 101(g) of Regulation S-K.
22. Risk factor 39 states that ISE "is" incorporated under the laws of the Marshall Islands. Please revise or advise.

The Acquisition Proposal, page 27

   Background of the Merger
23. Please expand on this discussion to describe any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented or incorporated by reference pursuant to Part I. B and C of Form S-4 between Navios or its affiliates and the company or its affiliates. In this context, provide a narrative chronology of the entire process through which Navios and the company agreed to the proposed business combination transaction. This chronology would include, among other matters, the determination by Navios to consider a business combination transaction, Navios`s decision to enter into an auction process, the selection by Navios of Lazard to conduct the auction, Lazard`s carrying out of the auction process, and the entirety of the contacts by and between the company and Navios (or their respective representatives) from the initial contacts between the company and Navios up to and including the execution of the agreements by and between Navios and the company with respect to the combination transaction. This chronology should include the dates of all such contacts, communications, documents, or activities, the parties who participated, and a discussion of the substance of all such contacts, communications, documents, or activities. In addition, to the extent that the company feels it would benefit the staff in its review of the transaction and its background, supplementally provide the staff with copies of all written and oral documentation regarding the same, including, but not limited to, all documents, agreements (including exclusivity and confidentiality agreements), arrangements, correspondence, memoranda, emails and all other similar writings, as well as any and all writings memorializing, discussing, describing or evidencing all oral correspondence, discussions or agreements.
The
persons or entities for which this information is requested would include, but not be limited to, the following: the company and its affiliates, Navios and its affiliates, all underwriters, including Lazard, Sunrise, HSH Gudme and Investment & Finance Ltd.; all auditors; all accountants; all lenders; all financial advisors and consultants; all legal advisors and consultants; and all committees or special committees to the boards of both Navios and the company.
See Items 4 and 6 of Form S-4 and Rule 418 of Regulation C.

    Acquisition Financing
24. Please disclose the date you entered into a commitment agreement with HSH Nordbank AG. Also, supplementally describe any preliminary arrangements or agreements with HSH Nordbank and the timing of those arrangements. Supplementally provide us with all documents, agreements, arrangements, correspondence, memoranda, emails and all other similar writings, as well as, any and all writings memorializing, discussing, describing or evidencing all oral correspondence, discussions or agreements.
The Stock Purchase Agreement, page 38
25. On page 44, you disclose that Ms. Frangou may acquire Navios herself if shareholder approval is not obtained. Should she do so, please disclose her intentions to remain with ISE, in what capacity and whether she will continue to provide funding to cover expenses and other similar costs.

Employment Agreements, page 44
26. We note the employment agreements provide a base salary equal to
120% of each individual`s current base salary. Please state this amount for each individual. Also, briefly describe how the annual cash bonus in 2005 will be calculated.

The Reincorporation Proposal, page 47
27. Under Federal Income Tax Consequences, you set forth various tax conclusions, including that the purchase of the Navios shares by ISE, followed by the merger, will not result in the recognition of gain or loss to ISE shareholders. Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

Information about Navios, page 58
28. Please briefly discuss the business history of Anemos Maritime Holdings prior to the merger in December 2002.
29. Please elaborate on the in-house technical ship management expertise you recently acquired.
30. Please disclose the identity of the persons or entities that control the other 50% of Agropolis Shipping & Trading.

		Navios`s Fleet - Short-Term Fleet, Page 71
31. Tell us supplementally, and revise to clarify, what you mean by your disclosure that you "control" an additional 20 to 40 vessels on any given day. If your disclosure relates to title, rights, and ownership of the additional vessels, tell us if the amounts are reported in your financial statements.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Navios, page 84

	Overview
32. Please supplement the Overview section to highlight the challenges, risks and/or uncertainties with which management is concerned primarily in evaluating Navios`s financial condition and operating results going forward. In this regard, it appears that increased demand in Asia, increased freight and charter rates, favorable financing terms, including a low interest rate environment, and favorable purchase option contracts, many of which are described as in the money, have all contributed to Navios`s improved financial condition over the past several years. In an effort to provide more balanced disclosure, please include management`s assessment of these, and any other, factors deemed material that might or could impact the company`s financial condition and operating results in the future.

Factors Affecting Navios`s Results of Operation
33. To enhance your disclosures related to your year over year comparisons, consider revising your MD&A to include a table
(designed
to facilitate comparison) of the key performance measures that management uses in analyzing trends (i.e. available days,
operating
days, fleet utilization, TCE rates, etc.; as discussed on pages 84
-
85) in the Company`s results of operations.

Income Statement Breakdown by Segment
34. We note the following: revenue increased due to increases in freight rates and increases in terminal through put volume; gains and losses from FFAs increased due to increased volatility; expenses increased due to increased direct costs as a result of higher chartered-in rates for vessels added in 2004 and due to increases in variable costs associated with higher volume and equipment repairs at
the port terminal; direct vessel expenses declined as a result of disposal of certain vessels; G&A expenses increased as a result of an increase in discretionary bonuses in 2004; depreciation and amortization decreased due to a reduction in the number of vessels owned and leased; and net interest expense decreased due to lower principal amount of bank loans outstanding.
In addition to merely suggesting the intermediate effect of these various trends, please also provide an analysis explaining the underlying reasons for them and whether you anticipate these trends
and underlying factors to continue.    By way of illustration
only,
consider addressing the following: what is driving higher freight rates; what explains the increased volatility in the FFA market; why did direct and variable costs increase; why did discretionary bonuses increase; net interest expense increased, but we note you are financing the acquisition with a $520 million dollar note that you hope to pay off through the issuance of debt; depreciation expenses decreased due to the sale of vessels but you expect to exercise purchase options in 2005 and 2006. For guidance of what is expected and required in providing this discussion and analysis, please refer to the Commission`s recent interpretive guidance located at http://www.sec.gov./rules/interp/33-8350.htm.

Ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

	Liquidity and Capital Resources
35. Please file all material outstanding debt obligations and credit arrangements as exhibits and describe the material terms of the same.
This disclosure should also include ISE`s senior secured credit facility, which we note is expected to have certain covenants restricting incurrence of additional debts and liens. Disclose what these restrictions are. You refer to this credit arrangement as "contemplated." Please advise. Also, discuss the impact this debt obligation will have on your business and financial condition.
36. We note that if Navios acquires additional vessels, it will rely on cash from operations and new debt to meet its liquidity needs going forward. Please disclose what your liquidity needs will be in the event you either do or do not acquire these vessels.

      Cash from Operating Activities/ Working Capital, page 90
37. Please revise your disclosure here to include a more comprehensive analysis that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your unrealized gain on FFA derivatives, accounts receivable, prepaid voyage costs, accounts payable, deferred voyage revenue, etc.) for each of the periods presented. Your analysis of cash flows from operating activities/ working capital should not merely recite information presented in the statement of cash flows.
Please refer to the SEC`s Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350,
<http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

      Long Term Debt Obligations and Credit Arrangements, page 91
38. The last paragraph discusses your plans to pay off current loan facilities in the amount of $49.2 million with the new senior secured facility made available as part of the merger transaction. Please revise to include a discussion of the annual cash outflow that will be required with this new credit facility.
39. Please revise the tabular disclosure of contractual obligations to comply with the required disclosure in Item 303(a)(5) of Regulation S-K.

Information About ISE, page 96
40. On page 100, you disclose that the senior secured credit facility with HSH Nordbank requires mandatory prepayment of amounts outstanding under the facility in the event of sale or loss of the assets of Navios. Would the sale of vessels in the ordinary course of business result in such a prepayment?

	Pro forma Condensed Financial Statements
41. Please revise the unaudited pro forma balance sheets (pages
102 -
103), adjustments, and notes thereto, to present separate line items for your trade names and customer relationships.
42. Expand adjustment (c) to include a discussion of the methods used to determine the fair value adjustments to assets acquired, the allocation of purchase price allocated to favorable leases/purchase options and the useful lives assigned pursuant to Item 11-02(b)(6) of
Regulation S-X.
43. Tell us supplementally about management`s basis for assigning a
25 year life to customer relationships as disclosed in adjustment
(c).
44. We note your pro forma income statement adjustment of approximately $19.8 million for additional depreciation and amortization (d). Considering the amortization of favorable leases/purchase alone would generate approximately $25.6 million in annual amortization (5 year life), it is unclear how you arrived at
$19.8 million. Provide us with a supplemental discussion (including quantitative amounts) addressing this issue. Please advise or revise.

Executive Compensation, page 110
45. Please provide the disclosure required by Item 18(a)(7)(ii) of Form S-4 for each person who will serve as a director or executive officer of the company after the acquisition. This would include any compensation paid in their capacity as officers and directors of Navios.

Beneficial Owners of Securities, page 112
46. Please disclose the control person(s) for DKR Capital
Partners.

Price Range of Securities and Dividends, page 113
47. Please disclose the price information as of the most recent practicable date. See Item 201(a)(v) of Regulation S-K.
48. Confirm that the number of record holders of ISE common stock is
6 and update as of the latest practicable date. We note the beneficial ownership table lists 8 shareholders. See Item 201(b)(1)
of Regulation S-K. As applicable, provide the disclosure required under Item 201(b)(2) of Regulation S-K.
49. Disclose the number of holders of Navios stock as of the most recent practicable date. See Item 17(b)(2) of Form S-4.
50. Please include the disclosure under Item 201(d) of Regulation S-K regarding equity compensation plans for both ISE and Navios.

Description of Securities, page 114
51. Please include a description of Navios`s securities as
required
under Item 4(a)(3) of Form   S-4.


Financial Statements

Navios Financial Statement Footnote 2 - Revenue Recognition, Page
F-
21

52. We noted your revenue is derived from voyage and time charter, spot charters, whereby vessels are chartered to customers for a fixed period (medium-to-long term time charters or spot market charters), and contracts of affreightment, whereby you carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time. Please ensure your policy identifies each different type of revenue transaction that you enter into and clarify how each of your revenue streams complies with the guidance of SAB 104.

General
53. Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.


Appendix

Appendix A: Stock Purchase Agreement
54. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements and Exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.
The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.
After reviewing this list, we may have further comments.
55. Please file a validly executed copy of the agreement or advise.
56. Please reconcile Navios`s capital structure as set forth in clause 3.3 with the third paragraph of the merger agreement.
57. Reference is made to clause 4.7. Please file the commitment letter(s) (the "Financing Commitment Letter") from HSH Nordbank.
58. Reference is made to clause 5.17. Please file the opinion of Anderson, Kill & Olick, P.C. and advise as to what the "certain provisions" are.
59. Supplementally advise why clause 8.4 is intentionally omitted.

Appendix E: Employment Agreement
60. Please include the terms of the employment agreements, including employee name, title and salary.


Part II

Exhibits
61. Exhibits 23.1, 23.2 and 23.4 are not signed. Please file validly executed consents.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390 or to. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


						Sincerely,




						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Kenneth R. Koch, Esq.
Fax: (212) 983-3115